Prenetics Global Ltd

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

July 14, 2023

VIA EDGAR

Mr. Al Pavot

Mr. Terence O’Brien

Mr. Nicholas O’Leary

Ms. Margaret Schwartz

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prenetics Global Ltd (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on May 1, 2023 (File No. 001-41401)

Dear Mr. Pavot, Mr. O’Brien, Mr. O’Leary and Ms. Schwartz,

This letter sets forth the Company’s responses to the comments contained in the letter dated June 14, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Annual Report on Form 20-F filed on May 1, 2023

Item 3. Key Information, page 6

1.

At the onset of Part 1, please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries. In addition, please provide early in the Business section a diagram of the company’s corporate structure.

In response to the Staff’s comment, the Company respectfully proposes to include the referenced disclosure as follows at the onset of Part 1 of its future Form 20-F filings (with additions shown in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 14, 2023

Our Holding Company Structure

We are not an operating company in China but a Cayman Islands holding company with business operations primarily conducted by our subsidiaries, in particular, Prenetics, ACT Genomics, and their respective subsidiaries.

In addition, the Company respectfully proposes to include the referenced disclosure as follows in Part I. Item 3B. Business Overview of its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Our Organizational Structure

The following diagram depicts a simplified organizational structure of the Company as of the date hereof.

2.

Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Also disclose that regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau have or may impact your ability to conduct your business, accept foreign investments, or list on a U.S. or foreign exchange.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 14, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the referenced disclosure as follows in Part I. Item 3.D. Risk Factors of its future Form 20-F filings (with additions shown in underline, and deletions, if any, in strikethrough), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Risks Relating to Doing Business in Hong Kong

We face various legal and operational risks and uncertainties relating to our operations in Hong Kong. As we presently do not have any business operations in mainland China, either directly or through Variable Interest Entity (VIE) arrangements, we consider that the current laws and regulations of the PRC applicable in mainland China have no material impact on our business, financial condition or results of operations. However, since Hong Kong and Macau are special administrative regions of China, the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. Recent PRC governmental statements and regulatory developments, such as those relating to VIEs, data and cyberspace security, and anti-monopoly concerns, could potentially be applicable to us and our subsidiaries, such as Prenetics or Prenetics HK, given our operations in Hong Kong. This is compounded by the considerable oversight authority the Chinese government holds over business conduct in Hong Kong. Should the PRC government seek to affect operations of any company with any level of operations in Hong Kong, or should certain PRC laws and regulations or these statements or regulatory actions become applicable to us in the future, it would likely have a material adverse impact on our business, financial condition and results of operations, ability to accept foreign investments and our ability to offer or continue to offer securities to investors in the U.S. or to list on a U.S. or other international securities exchange, any of which may cause the value of our securities to significantly decline or become worthless. For example, if the recent PRC regulatory actions on data and cyberspace security were to apply to us, including our operations in Hong Kong or Macau, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our listing or continued listing on a U.S. or a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations. Regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau may also impact our ability to conduct our business, accept foreign investments, or continue to be listed or list on a U.S. or foreign stock exchange.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 14, 2023

3.

Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

In response to the Staff’s comment, the Company respectfully proposes to include the referenced disclosure as follows in Part I. Item 3. Key Information of its future Form 20-F filings (with additions shown in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

The Holding Foreign Companies Accountable Act

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in Hong Kong, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022.

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-countertrading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China or Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we will not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA and as a result, NASDAQ may determine to delist our securities. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 14, 2023

For more details, see Item 3. Key Information - D. Risk Factors “Risks Related to Our Business and Industry — The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Risk Factors — Risks Related to Our Business and Industry — Our securities may be prohibited from being traded in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of them being delisted, may materially and adversely affect the value of your investment.”

The Company also respectfully proposes to include the relevant risk factors under Part I. Item 3.D. Risk Factors of its future Form 20-F filings (with additions shown in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

Summary of Risk Factors

…

Risks Relating to Our Business and Industry

…

•	The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

•

Our securities may be prohibited from being traded in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of them being delisted, may materially and adversely affect the value of your investment.

In addition, the Company respectfully proposes to include the relevant risk factors under Part I. Item 3.D. Risk Factors of its future Form 20-F filings (with additions shown in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

Risks Relating to Our Business and Industry

…

The PCAOB had historically been unable to inspect our auditor in relation to their audit work

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 14, 2023

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in Hong Kong, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China or Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our securities would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Any of the foregoing could have a material adverse effect on the market value of our securities.

Our securities may be prohibited from being traded in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of them being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 14, 2023

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China or Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

4.

We note your definitions on page 3 on how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document. In Part I. Item 3. Key Information section, please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China.

In response to the Staff’s comment, the Company respectfully proposes to include the referenced disclosure as follows in Part I. Item 3. Key Information section of its future Form 20-F filings (with additions shown in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The proposed disclosure below replicates part of the Company’s response to the Staff’s comment #1, which is not underlined below.

Holding Company Structure

We are not an operating company in China but a Cayman Islands holding company with business operations primarily conducted by our subsidiaries, in particular, Prenetics, ACT Genomics, and their respective subsidiaries. Investors purchasing our securities are purchasing equity interests in the Cayman Islands holding company. We have subsidiaries conducting operations in Hong Kong, in particular, Prenetics HK, ACT Genomics (Hong Kong) Limited, Sanomics Limited, and their respective subsidiaries.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 14, 2023

Throughout this annual report, unless the context indicates otherwise, references to “we,”, “us,”, “our,” “the Company” and “our company” refer to Prenetics Global Limited and its subsidiaries and consolidated affiliated entities. References to “Prenetics” refer to Prenetics Holding Company Limited, formerly known as Prenetics Group Limited, a Cayman Islands holding company. References to “Prenetics HK” refer to Prenetics Limited, a wholly owned subsidiary of Prenetics. References to “Prenetics Group” refer to Prenetics Holding Company Limited, together as a group with its subsidiaries, including its operating subsidiaries. As a result of the Business Combination, Prenetics has become a wholly owned subsidiary of ours.

5.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

In response to the Staff’s comment, the Company respectfully proposes to include the referenced disclosure as follows in Part I. Item 3. Key Information section of its future Form 20-F filings (with additions shown in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Cash Flows and Transfers through Our Organization

From 2020 to 2022, cash was transferred from Prenetics HK to its subsidiaries in the form of capital contributions and through intercompany advances. If needed, cash may be transferred between Prenetics HK and its subsidiaries in the United Kingdom, India and South Africa through intercompany fund advances and capital contributions, and there are currently no restrictions of transferring funds between Prenetics HK and its subsidiaries in the United Kingdom, India and South Africa. Under our cash management policy, the amount of intercompany transfer of funds is determined based on the working capital needs of the subsidiaries and intercompany transactions and is subject to internal approval process and funding arrangements. Our management review and monitor our cash flow forecast and working capital needs of the subsidiaries on a regular basis. In addition, we have not faced difficulties or limitations on our ability to transfer cash between subsidiaries in United Kingdom, India, Singapore and South Africa. Cash generated from Prenetics HK is used to fund operations of its subsidiaries, and no funds were transferred from our subsidiaries in the United Kingdom to fund operations of Prenetics HK for the years ended on December 31, 2020, December 31, 2021, and December 31, 2022. No transfer of cash, dividends or distributions has been made between us or our subsidiaries, on one hand, and the VIE Entity, on the other, from 2020 to the date when the agreements governing the VIE Entity were terminated in 2021 and up to date of this prospectus. For the year ended on December 31, 2022 and up to the date of this prospectus, cash amounting to US$116 million has been transferred from our Cayman Islands holding company to Prenetics HK for treasury management.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 14, 2023

We and our subsidiaries have not declared or paid dividends or made any distribution of earnings as of the date of this annual report. We do not intend to declare dividends or distribute earnings (if any) in the near future. Any determination to pay dividends or distribute earnings (if any) in the future will be at the discretion of our board of directors. A U.S. Holder (as defined below) should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will generally not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

There are no significant restrictions on buying or selling foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors. There are no significant restrictions and limitations on our ability to distribute earnings (if any) from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to buy or sell foreign exchange or transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business.

For the purposes of this annual report, a “U.S. Holder” means a beneficial owner of our securities that is for U.S. federal income tax purposes:

•	An individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 14, 2023

6.

Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company respectfully proposes to include the referenced disclosure as follows in Part I. Item 3. Key Information section of its future Form 20-F filings (with additions shown in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

July 14, 2023

Permissions Required from the PRC Authorities for Our Operations

Historically, we held a minority interest in a genomics business in mainland China through Shenzhen Discover Health Technology Co., Ltd. (the “VIE Entity”), a PRC limited liability company, by entering into a series of contractual arrangements with the VIE Entity and its nominee shareholders through our wholly owned PRC subsidiary, Qianhai Prenetics Technology (Shenzhen) Co., Ltd. (the “WFOE”). On November 26, 2021, the agreements governing the VIE Entity were terminated with immediate effect. As a result, our corporate structure no longer contains any VIE. We believe that we and our subsidiaries, to the extent applicable, have obtained and have not been denied the requisite permissions or approvals that are material for our operations as of the date of this prospectus. We conduct our operations primarily through our subsidiaries in Hong Kong and other jurisdictions. For the years ended December 31, 2020, December 31, 2021 and December 31, 2022, we generated all of our revenue from our businesses outside of mainland China. Moreover, we do not sell any testing products in mainland China or solicit any customer or collect, host or manage any customer’s personal data in mainland China. Nor do we have access to any personal data of any customer in mainland China that is collected, hosted or managed by our historical minority interest in a genomics business in mainland China. As such, we believe that, based on the advice of our PRC legal counsel, DaHui Lawyers, we are currently not required to obtain any permission or approval from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency to operate our business or to list our securities on a U.S. securities exchange or issue securities to U.S. or other foreign investors. If (i) we do not receive or maintain any permission or approval required of us, (ii) we incorrectly concluded that certain permissions or approvals have been acquired or are not required, when they are required and have not been acquired or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement for additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC or other applicable regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business or accept U.S. or other foreign investments, or continue to remain listed on a U.S. or other international securities exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned by phone at +852 2210 9588 or via email at danny@prenetics.com.

Very truly yours,

/s/ Yeung Danny Sheng Wu
Yeung Danny Sheng Wu

cc:	Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Global Limited
Jonathan Stone, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Bayern Chui, Partner, KPMG